Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

PRESENTATION

Operator

Good morning, and thank you for standing by. All participants will be able to listen only until the question and answer session of the conference. At that time please limit yourself to one question per person. This conference is being recorded. If you have any objections, you may disconnect at this time. I would like to introduce the host for today’s conference, Mr. Tony Takazawa, Director of Global Investor Relations. Mr. Takazawa, you may begin.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thank you, Laura. Good morning. I want to welcome you to our call to discuss EMC’s planned acquisition of Legato Systems.

Our agenda this morning is as follows: We will kick things off with Joe Tucci, EMC’s President and CEO. Joe will spend some time discussing EMC’s strategic rationale behind this deal.

Joe will be joined by David Wright, Legato’s Chairman, President, and CEO. David will then be followed by Bill Teuber, EMC’s Executive Vice President and Chief Financial Officer who will provide some detail about the transaction and the potential financial implications.

After the formal remarks, we will then open up the lines to take your questions. The call will last roughly 45 minutes to one hour, concluding prior to the opening of the market.

After that time, EMC’s IR office is available to take additional questions. We can be contacted at 508-435-1000.

We are broadcasting slides to accompany today’s formal remarks on EMC’s website at emc.com. We do encourage you to view the slides, as we will make several references to the charts and data presented. Following the live call, an archive of the audio and slide presentation will be available on EMC’s Investor Relations website.

We’d like to remind you that the call this morning and the presentation will contain forward-looking statements under the federal securities laws. Actual results may differ materially from those projected. Information concerning factors that could cause results to differ from those in our forward-looking statements can be found in EMC’s filings with the U.S. Securities and Exchange Commission.

These filings are also located on EMC’s Investor Relations website at emc.com under the heading “Financials.” In connection with this transaction, EMC and Legato intend to file a proxy statement and prospectus with the U.S. Securities and Exchange Commission. Investors are advised to read this filing when it becomes available.

This document and others filed with the SEC by EMC and Legato will be available at the SEC’s website at www.sec.gov and from EMC’s and Legato’s web sites. You can request hard copies of this information via the web at www.emc.com/ir/request, or you can send a written request to EMC Investor Relations or Legato Investor Relations.

Now my pleasure to introduce EMC’s President and CEO, Joe Tucci. Joe?

Joseph Tucci - EMC Corporation—President, CEO

Thanks, Tony. I would like to welcome and thank all of you who are joining us for today’s conference call. We do appreciate it.

As you have undoubtedly noticed, EMC has put out three significant announcements in the last five business days. The first one I would like to comment on is today’s pre-announcement of our Q2 financial results.

On this front, I’m pleased to report that our emphasis on execution around our automated network storage strategy is paying off. For the second quarter we forecasted revenue to between $1.425 billion and $1.475 billion and on that revenue we expect it to earn 3 cents per share.

As today’s announcement stated, we expect revenue to be around the high end of that stated range and we expect the earnings per share to meet or slightly beat our earlier estimates. In other words, we expect to produce an EPS in the 3 to 4 cent range.

While we wanted to give you a sense for the quarter, we did not want to make any additional comments at this time. I invite you to please join us on July 16th for our regularly scheduled quarterly conference call where we provide you with a full report of our second quarter results.

Our second of the two announcements focused on our strategy — the second two announcements focused on our strategy to grow our Open Software revenues.

First, last Wednesday we announced an expanded alliance with BMC which called for EMC to purchase their open systems patrol storage management product technology. EMC will take over support for this product which has an install base of approximately 50 customers worldwide.

To make sure we perform this task, we will hire a group of their development engineers. When these customers are ready to migrate, EMC will provide these customers with a free license upgrade to Control Center.

Additionally, we are thrilled that going forward, BMC will now resell the Control Center family of products, giving us our first large software-only reseller. From a BMC perspective, they get the total benefit of being able to focus on a new strategy, business service management.

They can now offer the most competitive storage product family in the market under Control Center to complement their leading patrol open systems management software. And we have agreed to increase our level of technical cooperation with BMC and have our respective engineers work together to tightly integrate BMC’s patrol technology with EMC’s Control Center technology, benefiting our mutual customers.

I have obviously saved our biggest announcement for last, which is, of course, our pending agreement to acquire Legato Systems. I am particularly pleased that Dave Wright, Legato’s Chairman and CEO, is with us today to give us perspectives both from an industry point of view and what it means to Legato’s customers, shareholders, and employees.

As Tony said, Bill Teuber, EMC’s CFO is here to talk about the combined financial model and its potential impact on our results. Also, Mark Lewis who heads up our Open Software operations and David Goulden who directs our marketing and business development functions will join us for the Q&A portion of today’s call.

I’ve stated for a while now that when we acquire any software company, I believe there are three compelling reasons to proceed. First and foremost, they must have — and this is a must-have — leading, innovative technology.

What we’re really doing here is we’re making a “Make” versus “Buy” decision and obviously if we decide to buy, what we’re really looking at is to get this innovative technology in a time-to-market benefit.

A strong plus is if the software company that we’re looking at had an established customer base. A base that provides ongoing maintenance revenue, a base that you can upgrade and sell new products to. And a very, very big plus would be if the company, software company we’re looking at had a solid distribution and support capabilities that calls on to service its base of customers and has the ability to acquire new ones.

Since the beginning of 2000, we have acquired nine software companies. The vast majority of these companies gave us technology only.

They had no distribution capability or customer base to speak of. Not that that’s a bad thing, for it gave us the capability to quickly enhance existing products or introduce new products to the market, in other words, time-to-market, and we put these products through our current distribution channels and they enhanced revenue.

But with Legato, I’m pleased to say we hit on all three criterias. First and foremost, we were attracted to Legato because of their really strong base of software products and technology. Software that is developed, enhanced and supported by more than 450 dedicated and talented software engineers.

But Legato offers much more than pure technology. They bring a base of over 31,000 customers around the globe. And a distribution and support staff of over 500 skilled individuals made up of sales reps, SEs, field marketing folks and management. And a fully baked channel partner program with approximately 400 active partners.

Add to that, a company that is totally dedicated to Open Software, backed by an experienced management team leaves me to have 100% conviction that EMC will get the benefits of Legato’s software best practices and I’m sure we’ll receive a very healthy dose of additional software DNA.

Now let me drop down a level or so and discuss how Legato’s products fit with those of EMC. The industry analysts tend to break down storage software into three major categories.

One is called enterprise storage management. The second is called storage infrastructure software. And the third is called data management software.

For those of you now viewing our slides on the web, you can now see the further breakdown of these three categories into subcategories. I will now lay in the major EMC product offerings around each of those subcategories.

As you can see, we have an extensive offering, but we do have some gaps. And the other thing you can’t see on this slide is that we have a very, very significant share in the enterprise SRM space, a leading share in the software infrastructure space, and a very small single-digit share in the data management space. Indeed, if you look at the largest category in data management software, which is backup and recovery, we have a product called EDM which has approximately and only a 2% share.

Now let’s put the Legato products into the software solutions grid and take another look. As you can see, they nicely fill out our gaps, but just as importantly, they give us significantly more product in spaces where we had some product but not very strong presence, and this is, you know, kind of designated where you see the red and the blue kind of together on the chart.

So you can see this is a really, really strong fit. But filling in a gap only tells a very small part of the story.

I am 100% convinced that the next big thing in storage software is to manage the complete lifecycle of data from inception to archive to disposal while assuring business continuity. And this business continuity that’s affordable and will go way beyond protecting only mission-critical information which is common place today.

There is no company that has more of the pieces than the Legato EMC combination in the market. We, on August 6th, intend to have a complete strategic overview at our analyst day in New York city, and I invite you to join us, for we will really fully break out this strategy for you.

Now turning to the integration aspects of the Legato EMC integration. Let me start with leadership, the all-important leadership.

I am particularly pleased that David Wright has agreed to join the EMC team. He will serve as President of Legato division, and he will become an EVP of EMC and an integral member of our executive team.

I have known David for over 10 years and I can tell you he is a first-class individual and a first-class executive, and I am very, very pleased that he will be playing an active part in taking this combined company forward.

We will consolidate our data management software engineering resource into a single organization, matrix to both Mark Lewis and David Wright. This will ensure that we can both optimize the use of resources and ensure that we will build a single software architecture for our customers.

I believe it is critical that we tightly link our management software, our infrastructure software and our data management software together. Customers don’t want to buy piece parts. So having this matrix organization will give us the best of both worlds.

Let me now turn to the — in the integration aspects and talk about the respective product sets. Most of the products are complementary, as you saw in our chart, and don’t overlap at all, but let me focus on the so-called backup recovery software space where each company did have a respective product.

EMC had EDM and Legato had Networker. EDM was tuned for very large SIM environments and if you look at the EDM base, it is 99% in large SIM environments only.

Now obviously there are some great features that we built into EDM to handle those large information bases that are covered by these — that are installed in these large SIM environments. Over time we will take this technology and embed it into Networker.

Our customers can count on EMC to continue to support and moderately enhance EDM. And at the appropriate time we will give them a license-for-license upgrade free to Networker and that will become our primary backup recovery offering.

Again, with the key features from EDM incorporated into it to really help manage those large SIM environments. But again Networker has a much larger base and goes way beyond the SIM environment and fits our strategy of being totally open. So our customers will get the benefit of a much more open product and then of course by putting in EDM features, we’ll still be able to back up the large SIM environments like nobody else.

Now let me move on to the integration aspects around go-to-market. Legato’s sales and distribution, okay, led by David Wright is going to remain independent and maintain its focus on Open Software. We will continue to leverage Legato’s strong brand, partners, and channels.

Obviously we have a very large direct sales organization and presence. And here we will use what I call a little bit of a Tivoli model, whereas we’re keeping the Legato sales force separate, we will certainly spiff our own sales force to make sure that we open the doors and use the power of the EMC brand, reputation, and sales organization we have already in place to make sure we can enhance the selling opportunities into large enterprises for the Legato sales force, and that’s kind of the way IBM established Tivoli, and that’s why I call it a little bit of a Tivoli model.

Over time, the independent selling capability of Legato will be leveraged to sell additional open products that make sense from the broader EMC portfolio.

I would now like to turn it over to David Wright and he can give his perspectives on how this affects the broader market, as well as the various constituencies that the customers, the shareholders, and the partners of Legato. David?

David Wright - Legato Systems—Chairman, President, CEO

Good morning, ladies and gentlemen, and good afternoon, I guess, depending on where you are in the world. We’re finally getting the sun out here in the West Coast for those that are sharing my view here.

Thanks, Joe, thank you for the comments and also I do appreciate being called a first-class individual. Let me see if I can frame it why Legato is doing this and has agreed to go ahead with this acquisition and why EMC. Because I think it’s very, very important to understand that.

I’ve been here about two and a half years, and one of the things we’ve done at Legato that we’re very, very happy about is we built lot of momentum. And we feel that we really have some solutions that fit the marketplace at this point in time.

As I’ve often said you’ve got to view the market from the customer perspective, and the customer has some areas of pain that they are experiencing at this point in time, and we believe that they have got to buy solutions, and those solutions have to be a combination of technology, software, and services. And those companies that can bring those solutions faster to the customer are going to win.

And if you look at it, the customer’s challenges around obviously total cost of ownership, big issue in the industry today. Simplicity, how do I manage these complex environments that continue to grow from a data standpoint.

And then last but not least is, how do I handle some of the things that are going on from a regulatory standpoint, compliance, litigation perspective as our businesses have changed from how we view the landscape.

We believe this transaction really helps us do that. I mean, one of the things that we look at is when we looked at the EMC Corporation, we spent a lot of time in their strategy, understanding their strategy. We felt that we could bring those solutions much faster to the customer, and it’s a time-to-market conversation as you go forward.

The other thing is that as we’re number — we’re actually positioned as number one in e-mail compliance and management. We have an extensive pipeline of opportunity.

With the EMC partnership, we’ll be able to deliver on that opportunity. And that’s very, very important because it’s an integration type technology that we really need the services and the partner who can bring this to the marketplace, and as being now part of the EMC Corporation, we feel that we can deliver on some of the things that we’ve talked about before in the past.

The other thing is if you look across the board, what customers are doing today is they are trying to manage data by application. And when you look at the EMC strategy of Information Lifecycle Management and our strategy of Information Lifecycle Management, it really locks together. Joe and I have spent time going through that. We don’t have to kind of jerry-rig charts. We see the market in the same way.

All our conversations we’ve had in the past and remember those conversations have happened in the past because we spent about 19% of our R&D focused on EMC. And so one of the things that becomes very, very synergistic is, if you view the market the same way, and you are developing in the same way, this relationship is much more easier to put together.

There is no question about it that we suffer for one thing is lack of resources of getting all the opportunities. We’re going to have a — we’re going to meet the expectations of the street from a revenue standpoint, but we work very, very hard to do that.

If you look at how the sales force from EMC and combine it with our sales force and software and services sales force, we believe we will be able to participate in more opportunities and therefore be able to take advantage the market.

And then last but not least, this industry is about speed, and we feel that it’s going to take Legato to a different chapter and a new level.

You know, when you look at Chart 20, “Why EMC,” it’s really not that hard to think about it. If you look at EMC, they really are almost in lock step with us in how we look at the world from a heterogenous perspective, an open systems perspective.

Their technology is implementable on whether it’s Solaris or Unix system, whether it’s a Microsoft system, whether it’s IBM operating system, and we do the same thing. We’re very much — we look at the world in very much the same way. So we have a common approach at how we look at Information Lifecycle Management.

The R&D in EMC is very, very attractive. We talked about this. I’ve known Mark Lewis since he’s been working in the Compaq days. Mark and I have always been lock step in how we view, how we have to develop technology and what solutions we have to bring to the marketplace.

You look at the resources at EMC, you look at their distribution, the worldwide support, you look at their perception on customer satisfaction and then last but not least, one of the things that we continue to be challenged with every day is the viability of Legato Systems. One of the things that obviously when customers start to make these enterprise decisions, we spend a little bit of time talking about Legato’s financial strengths and where we are going.

We feel this just takes this issue right off the table. A step that people don’t understand is that we probably are installed in 371 of the Fortune 500 companies.

When you look at the EMC breadth and how they are focused on the Fortune 1000, we think there’s a real synergistic perspective of how we address that customers’ issues and what we bring to the marketplace and for the customer satisfaction.

Our products are very much similar. We fit in that space, you saw that chart. You don’t have to make up that chart, that chart’s real, it just drops right in, okay?

We think Networker is the best technology in the industry. We’ve seen it from a performance standpoint, we’ve seen it from a customer implementation standpoint. My challenge has always been, how can I propagate and populate the marketplace with this technology.

Culturally, Joe said 10 years. It might be longer, Joe, I’m not too sure. I think it goes back to Unix, believe it or not.

But it’s not just about Joe and me. I think, you know, we see, we’re both, and I guess there’s two types in people in this world. There’s hunters and zoo keepers and Joe and I are both hunters. There is no question about that.

We think we can go after the marketplace and do the right things for the customers and for the shareholders, but it’s up and down the line. My development team has been working with EMC on a constant basis for all the time I’ve been here. Our support and services team do that. We share the same customers, we share some same partners like Fujitsu Siemens.

So culturally, even though we might come to the customer from a different perspective, we’ve had to bring solutions to that customer and we’ve had to work before together in a complementary way. So we think a lot of this stuff is going to be business as usual but with a lot more speed and a lot more backing.

And then the whole commitment to the Open Software side of it, which I talked about before. Over time, one of the things that’s been very, very important to us is to continue to stay almost like Switzerland when it comes to operating systems, tape systems, applications, et cetera, and the reason I say that and use that terminology is the customer looks like that.

The customer has multiple technologies sitting on their floor, and EMC’s commitment to be able to continue to focus on that is important.

One of the most important pieces of this transaction for me, and the reason I want to be part of it, and this is not, you know, this is not just words to may be somebody happy at some point in time, is that I believe that if we can run this division, this software division with the organizational structure that Joe and I have talked about and Mark and I have talked about, that I believe that we’re going to make a huge impact not just for the shareholders and the stake holders which are the employees but also for the customers.

And at the end of the day, satisfying the customer, if you can satisfy the customer’s pain in this industry, everything else takes care of itself and so I’m pretty excited about that. I know that my executive team is committed to it. We’ve had conversations, excruciating conversations with my leadership team, and they are all committed to it and so it’s an exciting day for this company, it’s a new chapter for Legato as being part of EMC.

Thank you. I think my job is, although this is not scripted, is to bring on Mr. Bill Teuber who is the Executive Vice President and CFO of EMC. Bill?

William Teuber, Jr. - EMC Corporation—Executive Vice President, CFO

Thanks, David. And good morning. I’ll spend a few moments this morning discussing the financial aspects of the transaction and the impact to our financial statements.

EMC is purchasing Legato in an all-stock transaction. Legato’s shareholders will receive .9 EMC shares per Legato share for which we’ll issue approximately 105 million shares.

Following the close of the deal which we expect to happen in early Q4, EMC’s shareholders will represent more than 95% of the merged company. Based on yesterday’s closing price of $11.74 and using Legato’s fully diluted shares outstanding, the transaction value is approximately $1.3 billion.

The value of the transaction will be finalized using a stock price that represents the average closing price several days before and after the announcement of this transaction. Once the price is finalized, the allocation of the purchase price will be based on an appraisal to be completed at closing.

Based on yesterday’s closing price of $11.74, we currently estimate that the transaction will result in between 125 million and $175 million of intangible assets, 30 to $60 million primarily of in process research and development, and $1 billion to $1.1 billion of goodwill.

Bill and David have taken you through the strategic vision of the combined company. So let me spend a few minutes on how the financials play out.

The EMC Legato combination enables both companies to leverage product and development strengths while also creating new opportunities for revenue growth and cost efficiencies, in key financial areas such as revenues and assets, Legato’s strength and EMC’s already formidable position in the information storage market.

For instance, Legato’s strength in Open Software, an area of focus for EMC, enables us to further penetrate a key growth market. For the trailing four quarters, in Q2 of last year through Q1 of this year, Legato reported software license revenues of $138 million.

We expect to be able to maintain a vast majority of these revenues and we believe there is opportunity for upside to this revenue number by leveraging EMC’s global sales organization. As you can see from the historical data, Legato’s software license revenues would have increased software as a percentage of total revenue from 23% to 24% over the past four quarters.

Looking forward, we expect the transaction will add about 2 percentage points to our overall software revenues on a full year basis, and we will report Legato’s software revenues in our multiplatform software line. The remainder of Legato’s revenues come from its service business, another area of growth for EMC.

Legato reported service revenues of $142 million for the past four quarters. As with their software revenues, we expect to maintain and grow this business as we move forward. We will report their service revenues in our services line.

While the key focus of this acquisition is growth opportunities, the combined company will obviously look for ways to streamline expenses in order to drive greater efficiencies leading to improved profitability.

Turning to the revenue and earnings impact, revenue from Legato should be consolidated in our financial statements in early Q4 of this year, at which time we will also recognize the end process R&D expense currently sized between 30 to $60 million. Additionally there may be some integration costs related to the transaction which would be included in that overall amount. However, as we have previously stated, we continue to expect to be profitable in every quarter this year.

Looking further out, we expect the transaction to be slightly accretive to 2004 earnings, resulting mostly from revenue initiatives with some benefit from expense efficiencies. Based upon Legato’s gross margins, we anticipate seeing some improvement in our consolidated gross margins.

With that I would like to turn the call over to Tony to begin the question and answer session.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thanks, Bill. Laura, can we open up the lines for questions, please?

QUESTION AND ANSWER

Operator

Thank you, sir. At this time we are ready to begin the question and answer session. Please limit yourself to one question per person. If you would like to ask a question, please press star 1. You will be announced prior to asking your question. If you would like to withdraw your question, please press star 2. Once again, if you would like to ask a question, please press star 1. One moment for our first question. Laura Conigliaro from Goldman Sachs. You may ask your question.

Laura Conigliaro - Goldman Sachs

Yeah, a question clarification. Basically you talked about the deal being all stock. Why was the deal done now, considering that I think it was fairly well known that at different stock prices, when yours was lower and Legato’s was lower, this deal was well under discussion for quite some time and also, why all stock? And maybe you can embellish on the extent to which you think you’ll lose revenue from HP and Sun in ‘04 and how that’s going to be made up.

William Teuber, Jr. - EMC Corporation—Executive Vice President, CFO

Okay. It’s Bill. Why don’t I start with the first portion of your questions. First of all, the deal is all stock and it’s a tax-free deal. So obviously that’s an important negotiation point for many parties, and that was one that we obviously focused on. In terms of timing and where we’ve been along the way, we’ve never really talked publicly. We haven’t talked publicly about where we’ve been in the past. We think the time is appropriate now. We think the premium is reasonable based on where both party’s stock price has been over time and so the timing of the deal is right, right now. I’ll add a little color to that.

Joseph Tucci - EMC Corporation—President, CEO

This is Joe. I have a very strong belief based from experience that before any company should do any acquisition of size, you want to make sure your own house is in total order. In other words, using a house analogy, you want to make sure before you start framing, you want to make sure your foundation is solid.

As you know over the past six or so quarters, we have made a lot of changes in EMC, you know, putting a new strategy around A&S, splitting the organization into the Open Software and platforms group, bringing in some new management talent, taking out $1.3 billion of cost and returning to both growth and profitability. So it was my judgment that this is the time frame that we’re now ready to do something of size. And that’s really what dictated the timing, as David Wright had told you, we have been partners and friends for a long time. So obviously we’ve had conversations going on, but basically the timing was dictated when I thought this company was ready to take on something of size.

Now, you also talked about the why all stock. Actually it was even a Legato preference. They believed in their strategy around Information Lifecycle Management, saw that we had a similar strategy. This way it gives the shareholders a tax-free transaction, it gives them the ability to participate in the upside. As Bill has told you many times, we expect to be in the market for this stock. So the shareholders that kind of don’t believe will have opportunities to exit, and those that do believe, I think together we will accomplish much more than either one of us could alone.

You talked about Sun HP. We’ve obviously talked about some of the potential loss. Now, remember some of that Legato distribution, Sun and HP goes through their channels and probably gives us a better opportunity to keep that business because obviously we work with some of those same channel partners, but we do expect some loss there.

However, we expect that the upside, by leveraging properly EMC’s installed customer base and EMC’s sales force and as David Wright said many, many times, having probably one of the best products set in that space with the new financial underpinnings that the combined company will have, we expect our win rates to go up substantially. So you put that all together, we’re comfortable with our estimates that this will be slightly accretive in 2004 and, you know, we will grow the Legato revenue significantly faster than they had in their plan of record by themselves.

David Wright - Legato Systems—Chairman, President, CEO

Let me — this is Dave Wright. Let me just kind of add to the loss of revenue because I think that’s important. And, by the way, the reason that I wanted to do a stock transaction is because I believe in the in movement to EMC equity was the right thing for this company, for the shareholders and for the employees, and my feeling was after understanding their strategy and where it was going, that was the right move for us to do. So it wasn’t even a hard conversation from our perspective. Nor my board’s perspective, by the way.

I don’t necessarily think we’re going to have to go walk away from all that revenue that people talk about, and there is a lot of reasons for that. First of all, a lot of our relationships with people of strategic alliances or partners like that is it’s under a different label. It’s incorporated in their sales plan. It’s incorporated in their customers and so I mean, we have to work that pretty hard, but case in point, when we bought OTG Software, that software was being distributed by our competitors, and today we still have those relationships.

And so I think it’s just a matter of being practical, looking at the marketplace and coming down to have good business sense conversations which we’re already having, to make sure that we understand that Legato’s still going to focus their technology from a customer environment which includes multiple systems, multiple operating systems and multiple storage devices. So I wouldn’t just go run to the hill and say that’s all going to go away at this point in time, okay?

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thank you very much. Can we take the next question, please?

Operator

Thank you. Our next question comes from Tony Sacconaghi of Sanford Bernstein. You may ask your question.

Tony Sacconaghi - Sanford Bernstein

Yes, thank you. Sorry. Two hopefully very specific and quick clarifications on the question. Specifically on the hardware OEM side, can you tell us what percentage of Legato’s license revenues today are being sold directly by competitive hardware OEMs? And then secondly, to clarify, you talk about 2004 earnings being modestly accretive. How about Q4 ‘03 earnings? Should we assume that there’s some modest dilution associated with the initial integration of the transaction? And then the question is, if you really do believe in integrated software solutions and truly believe in Information Lifecycle Management, how do you reconcile that with the potential apparent discrepancy with the fact that you are actually going to have two separate sales forces? So, some of your comments on the call suggested that this should be a strongly integrated sale in one face to a customer and yet your initial sales force configuration is not consistent with that.

Joseph Tucci - EMC Corporation—President, CEO

Tony, let me do the last part first, okay?

Tony Sacconaghi - Sanford Bernstein

Okay.

Joseph Tucci - EMC Corporation—President, CEO

The reason I kind of — I guess I’m giving my competitor here a little bit of a plus. I think IBM did a pretty good job with Tivoli and that’s why I said we’re using that model. Obviously on our big enterprise accounts in any company that I know of has a smaller set of customers that account for a large chunk of revenue. Obviously we do, and on that set of enterprise customers, we have global account managers, national account managers, whatever you want to call them. Those people will become very active in making sure that when we go in there, we look like a single, a single company with a single voice to the customer.

But we think, you know, we’re going to get the best of both worlds. If you look at our model, we have about 2500 companies in our enterprise division of sales, if you will, and again, with those companies we’re going to make sure that we have a very coordinated effort which gives I think our customers the best of both worlds. So our sales force and, of course, software has the margins to do that. Our sales force will be spiffed to make sure that we bring in the Legato sales team on those larger accounts.

We actually have, you know, account executives, account managers which will make — which will have, you know, kind of direct control, gatekeeper to that customer to make sure that we do everything in a coordinated fashion. Of course, below that 2500 is a vast market. EMC with its new strategies and high growth around CLARiiON and partnerships with companies like Dell have begun to tap into that market very quickly and I think the Legato sales model that we set up will continue to work through their own methods in that type environment, both through partners and through the direct distribution that David Wright has built up. So I think it’s a great model and I think it will work very well for us.

David Wright - Legato Systems—Chairman, President, CEO

I — you know, there’s a lot of ways we can go after that and I’m not going to comment on the sales model but this is right on the OEM stuff, okay? We probably run on licenses somewhere 9 to 10% in OEM quarterly basis. Of that I would say probably two thirds of that is what you would consider competitive which is through either the Sun and HP channel, okay, at this point in time. So it isn’t what I would call an over-the-top type revenue, but it’s revenue that we obviously are directed out at this point in time and how we manage that.

Also, as I said before, a lot of that revenue, for example, Networker is not really labeled as Networker in the Sun portfolio. It’s labeled a different technology. Understand also, let’s comment about this. For example, Varitos and Sun is a great example where they compete and they partner. That’s the way this world works today.

So this is not all, you know, one way, it’s not that black and white as we go forward. And so I’m convinced that once again that based on some practicality and some good business sense, we’ll be able to work these issues to the effectiveness of the customer and also to the effectiveness to the shareholders of the EMC Corporation.

William Teuber, Jr. - EMC Corporation—Executive Vice President, CFO

And, Tony, this is Bill. In terms of your questions around Q4, as you know, we haven’t given any guidance around Q4 except to say that we will be profitable in Q4. I also said that today we would incur the end process R&D charge and some integration costs as we moved into the quarter, but where we will be much more specific on Q4 expectations after Q3, including the timing of the closing also matters significantly. So we’ll get a little more granular, but that would it be major impact on our Q4 would be the in process R&D and any integration costs which is, as you know in the past, we would spell out for you.

Tony Sacconaghi - Sanford Bernstein

Thank you.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Next question, please.

Operator

Our next question comes from Shebly Seyrafi from A.G. Edwards. You may ask your question.

Shebly Seyrafi, CFA - A.G. Edwards

Yes, thank you very much. Have you had direct discussions with Sun Microsystems about keeping the Legato business? And, secondly, how would you characterize your odds of hitting 30% of revenues from software by the end of fiscal ‘04, and do you think you can do that organically? Thank you.

Joseph Tucci - EMC Corporation—President, CEO

Do you want to talk about the Sun?

David Wright - Legato Systems—Chairman, President, CEO

I can talk about Sun. Yeah, we’ve actually had contact. Our Sun team has already had contact with the Sun representatives, and other in non-disclosure after the market closed yesterday take them through that. And there’s been some executive contacts, too, at this point in time, okay?

Shebly Seyrafi, CFA - A.G. Edwards

Okay.

Joseph Tucci - EMC Corporation—President, CEO

Obviously we are still committed to our model to have software and services be more than 50%. We’re still committed to get the software portion of that to 30%, and what I’m going to ask you here is to wait for our kind of analyst day briefing where we’re going to really kind of roll out our total new strategy and give you more visibility of how we’re going to get there. But obviously I’ve said that to get there, we’re counting on internal growth and we would do more than one acquisition of some size to get to that point, and my resolve is as strong as ever.

Shebly Seyrafi, CFA - A.G. Edwards

If I could follow through. You are clearly doing many things right on the software front with BMC’s asset acquisition. The Dell, you know, agreement mostly producing software revenues for you, this acquisition. Could we think about, you know, software becoming as much as 35% to 40% of revenues at some point in the future?

Joseph Tucci - EMC Corporation—President, CEO

I’ll tell you right now, I think most people would think that the — 30’s where I’m sticking, let’s put it that way. I’ll shorten this up. And I’m committed to give you a little bit of a preview, I’m committed that software and services together now over 50%, but I’m still committed to the 30% on the software side. But in life I’ve learned a long time ago, you can never be comfortable and never say you are there. So we’ll see what the future brings.

Shebly Seyrafi, CFA - A.G. Edwards

Thank you.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

All right. Next question, please?

Operator

Our next question comes from Kevin Hunt of Thomas Weisel Partners. You may ask your question.

Kevin Hunt, CFA - Thomas Weisel Partners

Yes, I wonder if you can give us some more clarification about the Legato revenue, particularly on the license revenue, if you could give us any kind of breakout about what’s been in the backup category versus what’s in sort of the archival group? And also on the service revenue, it seems kind of high to be all maintenance revenue. I wonder if there’s any like consulting or any of that type of revenue in there?

David Wright - Legato Systems—Chairman, President, CEO

This is Dave Wright. Let me see if I can — because we’re a software company, we look at services a little bit differently probably as you go through that.

So let me give you a flavor for this. From a standpoint of product distributions, we classify our products into three different categories, okay? One being information protection, the other being high availability in technology, high availability replication technology and the third being on this whole are where we’re working out around e-mail management. compliance, content management, which is very important, high-growth areas for us, okay?

If you looked at the portfolio last quarter, not 2Q, roughly about 79% of our business is in information protection and about 74% is Networker, which is the backup technology, and about 5% is the archiving technology.

Archiving, by the way, is an area that’s growing very much, very dramatically in open systems. It was always used in the mainframe world. We are number one in open systems in archiving right now in the marketplace, and we continue to feel that we’re going to drive that pretty effectively.

Our high availability is around 10% and our content management and mail messaging is about 10%, and that area is growing dramatically. We expect to grow that somewhere between 25 and 30% over the next, well, in calendar 2003. So that’s how it breaks up a little bit and so — and that’s a little bit of landscape of the company.

When you look at our services revenue, we’re roughly doing around $40 million a quarter, as said before. A lot of that, what we do is we also use our update, our updates and our maintenance of our software in that. And approximately 25% of our license fees are moved to updates and maintenance of the software and so therefore when you look at our services model, we run about 31% gross margin on $40 million. It’s a little bit different model than just a services plate and so one of the things as we’re talking about and we work back and forth is how we’re going to define the metrics in this company. Bill’s kind of talked a little bit about that, you know, but we’ll be able to probably be more articulated as Joe talks about that August 6, okay?

Kevin Hunt, CFA - Thomas Weisel Partners

Thanks.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thanks. Next question, please?

Operator

Our next question comes from Clay Sumner of Legg Mason. You may ask your question. Clay Sumner, your line is open. Could you please check your mute button?

Clay Sumner - Legg Mason

Are you there?

Joseph Tucci - EMC Corporation—President, CEO

Yeah, we can hear you, Clay.

Clay Sumner - Legg Mason

Okay, thanks. Sorry about that.

Joseph Tucci - EMC Corporation—President, CEO

No problem.

Clay Sumner - Legg Mason

Mark, Joe talked a little bit about the importance of Information Lifecycle Management and in your press release you said you guys are going to accelerate the development of things such as HSM and archiving. Can you talk a little bit about the products in your chart there? The Avalon product and describe how you integrate that with the OTG extender products, please. Thanks.

Mark Lewis - EMC Corporation—EVP, Open Software Solutions

Sure, Clay. We want to take up the full discussion again at the analyst meeting on the 6th. I think, you know, we’ll be able to go into great detail, but suffice to say, we believe there’s strong value to customers in building, you know, what we call an information infrastructure. So that’s a common infrastructure for our customers to be able to do things like archive and HSM across different applications. It’s not just about e-mail archive or file system archive. So with all of these products, what you see, for example, with Avalon, it’s strong HSM product in the media and entertainment industry, especially for large files. You see products like the e-mail extender product through Legato is a very strong e-mail messaging archive product. Our goal architecturally will be to build a category product that can basically take care of customers needs for lifecycle data management across all of their applications, and again we’ll give you more detail on August 6.

Clay Sumner - Legg Mason

Thank you.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Next question, please?

Operator

Thank you. Our next question comes from Vik Khullar of Wachovia Securities. You may ask your question.

Vik Khullar - Wachovia Securities

Thank you. Congrats on the deal, by the way.

Joseph Tucci - EMC Corporation—President, CEO

Thank you.

Vik Khullar - Wachovia Securities

I had a quick question about what percentage of EMC’s multiplatform software division would you expect Legato’s product family to comprise by say, early ‘04? Thank you.

Joseph Tucci - EMC Corporation—President, CEO

Well, as you know, again we’re not looking forward. So I don’t want to make that comment now. Obviously we’ll give you more of that view as time goes on. As you know in our open systems software, we said our license revenue last quarter was approximately $100 million, I think $99 million to be exact. So you saw that their preceding year was $138 million. So, you know, you break that into a quarter, put a growth factor, add that to $99 million and that will give you your percentage.

Vik Khullar - Wachovia Securities

Okay. Thank you very much.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thanks. Laura, next one, please?

Operator

Our next one comes from Dan Renouard of Robert Baird. You may ask your question.

Dan Renouard, CFA - Robert W. Baird

Hi, thanks. Wonder if you could just give us a little bit more detail on specifically what you’ve done as far as integration? Just teams in place, what you expect the head counsel at Legato to look like post the merger as far as, I think you had indicated kind of flattish head count but are we, should we expect a shift in any particular areas away from G&A and towards sales or R&D? And then lastly on, could you just talk briefly about branding? How do you expect this to be branded? Is this going to be maintained a Legato brand or is it going to be Legato Tivoli, you know kind of how —

Joseph Tucci - EMC Corporation—President, CEO

We’re not going to use Legato Tivoli for sure.

Dan Renouard, CFA - Robert W. Baird

No, but kind of how Tivoli’s—-

David Wright - Legato Systems—Chairman, President, CEO

Are you sure we made that decision?

Joseph Tucci - EMC Corporation—President, CEO

I think we did. Let me do this. Let me ask David Goulden to start that off. David is, again, our head of both marketing and business development and from our perspective, he took the lead in putting this transaction together. So maybe David can make some comments on that. Then I’ll come back and maybe both Dave Wright and I will make some comments on the branding.

David Goulden - EMC Corporation—EVP, Global Marketing and Business Development

Okay, Joe, thank you. Let me just talk a little bit about the integration planning activity. The integration planning will be starting in real detail next week. Obviously as part of diligence we’ve done a fair amount of preliminary integration work, but there will be joint teams from both companies starting next week looking into all the details of the integration plan. So our plan is by the time that we close this transaction to be ready to hit the street running and executing a number of different directions, all the way from the back office to the front office, including the go-to-market model on day one.

Joseph Tucci - EMC Corporation—President, CEO

On the branding front, you know, we’re going to, as I said in my presentation, we’re going to keep the Legato brand alive and well. It will be actually called, you know, Legato division, you know, and then on the business cards it will be, you know, an EMC company type of thing. We haven’t kind of formalized that, but that is our total thinking, and obviously we think there’s value in that brand and, again, a little bit hopefully it propels our resolve that we really are going to build the world’s best open software. David, do you want to add to that at all?

David Wright - Legato Systems—Chairman, President, CEO

No, I think that — you know, Joe, you and I have had that conversation. I think you are saying exactly what I would have said and at the same time, you know, let’s not get confused. We are still part of the EMC Corporation, and my feeling is that a lot of our brand comes from our product line, too. And so as we move forward, Networker, for example, has a very strong product brand and therefore we don’t ever see that ever going away. But the Legato brand right now has some real value to the marketplace and we believe that it’s important for the customers and also for our partners to see us maintain that, and we’re going to.

Dan Renouard, CFA - Robert W. Baird

And then on head count?

David Wright - Legato Systems—Chairman, President, CEO

The only — this is Dave Wright. I mean, and I’m not going to comment. Bill can do a better job on that but, you know, we’re here, you know, numbers were mentioned like 30% and 50%. What I’m going to do is help this company get to that 30% software revenue portfolio. And you don’t do that by hiring more accountants. You do that by getting more, investing in more sales, more R&D and moving forward and so I think you are going to see some shifts in this piece of it.

But the fact is, is that obviously there’s some things where we’re going to have synergies, where we’re going to take some costs and some head count out.

Joseph Tucci - EMC Corporation—President, CEO

I mean, Bill had on his charts, and I’ll be a little more specific. You know, we closed last quarter a head count of approximately 17,200 people. We said that we would probably add a little bit into some high growth areas, we singled out Centera as well as our professional services organization. Legato has right around 1500 people.

So that will tell you we’re going to start out life here between about 18,700 and 18,800. Bill and David said it the right way. I mean, this is not a transaction that’s going to be made or broken on our cost side. Obviously there are some opportunities and we’re going to capitalize on them, but this was really the synergies here really are, we believe, on the revenue line and that’s what we’re going to drive. But suffice it to say, we’ll start out life at about between 18,700 and 18,800.

Dan Renouard, CFA - Robert W. Baird

Thank you.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thanks. Laura, we’ll take the next question, please?

Operator

Richard Chu of SG Cowen. You may ask your question.

Richard Chu - SG Cowen

Thank you. Good morning. Two questions. Joe, I wonder, you said that you are likely to make two large acquisitions. With Legato gone at this stage, there are clearly no other large acquisitions in the software — the storage software space to be made. So I wonder whether you could touch about the context of that comment? And second, how does this, in your view, affect your relationship with Veritas? Thank you.

Joseph Tucci - EMC Corporation—President, CEO

Okay. You know, the first question, Richard, we’ve known each other for a long time and I know you didn’t really expect me to answer that, but, you know, this is a really interesting area.

It seems that there are segments that we are interested in that we think are very core to our future, but if I mention the segment, you would immediately come up with the one or two players I would be interested in and I would be working against myself. So as in the past, I’ve never said where we’re going to hunt and I never will say where we’re going to hunt. I’ve just said to get to that 30%, we — Legato plus the reasonable growth that we have put in our plan will not get us to 30, and that 30 is still our target. So that means that there are other things in our sights, but I also understand that we have to, you know, execute perfectly, and I think we’ve been doing a good job on that front and, you know, I’m not going to do anything before I think we’re ready.

You asked about Veritas. You know, we’ve said many times, I think actually Gary Bloom, to his credit, said it the best, Veritas and EMC are much more a competitor in vision than we are in reality. Today we do not compete that often with Vertitas. Clearly where their vision takes them and where our vision takes us, we’re going to be much more competitors down the street. Clearly the acquisition of Legato is going to propel us faster into being competitors, and there’s no doubt about that.

Richard Chu - SG Cowen

Thank you.

Tony Takazawa - EMC Corporation—Director of Global Investor Relations

Thanks. In the interest of time, we will take one more question and then Joe will come back with some concluding comments.

Operator

Our last question comes from Robert Montague of RBC Capital Markets. You may ask your question.

Robert Montague - RBC Capital Markets

Thank you. Again, congratulations. Most of my questions have been answered but are there any termination clauses or collars in the deal?

Joseph Tucci - EMC Corporation—President, CEO

In terms of termination clauses, there’s — other than the normal break-up fees, no. And there’s no collar in the deal.

Robert Montague - RBC Capital Markets

Okay. Thank you.

Joseph Tucci - EMC Corporation—President, CEO

I would just like to thank everybody again for taking their time and joining us today. I think we tried to get through, you know, three critical messages and maybe a fourth macro message.

I’ll start with the macro message and that’s, we’re very excited. We think this is an important transaction for us, and will be great benefit to both companies. We’ve tried to get across the point that we’re — that’s why we did a little bit prelook at the quarter. You know, we have our strategy around automated network place, around automated network storage in place. We think it’s a sound strategy. It’s resonating well with our customers. We are executing per plan, and we’re meeting or slightly exceeding our objectives, and that’s good.

Number two, we basically have said that we’re not coming off our commitment to drive software and services to north of 50%, and obviously the Legato, you know, merger with us is a tremendous step forward.

And then what we’re really, really excited about and what I absolutely believe is the next big thing in storage software is to capitalize on Information Lifecycle Management. The key to that is going to be software and services, and we’re well positioned and I’m looking very much forward to exploring that opportunity with all of you on August 6th.

And again, thank you very much for joining us and we will see you soon.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Forward Looking Statements

This presentation contains “forward-looking statements” as defined under the Federal Securities Laws. EMC’s actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission.